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13026329

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12/13

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
NOV 29 2013
Washington DC
404

SEC FILE NUMBER
8- 38452

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/12 (MM/DD/YY) AND ENDING 09/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WESTCO INVESTMENT CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

77 HEMPSTEAD AVENUE
(No. and Street)

LYNBROOK (City) NY (State) 11563 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARBARA D. FULCHER 516-593-5670
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GALLO & COMPANY, CPA'S, LLP
(Name – *if individual, state last, first, middle name*)

420 JERICHO TURNPIKE (Address) JERICHO (City) NY (State) 11753 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

12/27/13
JD 12/24

OATH OR AFFIRMATION

I, JAMES G. WESTMACOTT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTCO INVESTMENT CORP, as of SEPTEMBER 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Sworn to before me this 26th Day of November 2013

Notary Public

LILLIAN M. GAYLOR
Notary Public, State of New York
No. 4624287
Qualified in Nassau County
Commission Expires December 31, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Westco Investment Corp.

FINANCIAL STATEMENTS

September 30, 2013

Westco Investment Corp.

- Table of Contents -

Gallo & Company
CPA'S LLP

420 Jericho Turnpike,
Suite 101
Jericho, NY 11753
Tel 516-681-4700
Fax 516-681-4050

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Westco Investment Corp.

Report on the Financial Statements

We have audited the accompanying financial statements of Westco Investment Corp., which comprise the balance sheet as of September 30, 2013 and the related income statement, changes in shareholder's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America and other standards applicable to financial audits. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westco Investment Corp. as of September 30, 2013; and the changes in shareholder's equity and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Other Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12-14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. The information contained on pages 15-16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements, and, accordingly, we express no opinion on it.

Gallo + Company CPA's LLP

Gallo & Company CPA's LLP
Jericho, New York

November 6, 2013

Westco Investment Corp.

Balance Sheet

September 30, 2013

ASSETS

Current Assets	
Cash	$ 5,402
Commissions receivable	17,207
Marketable securities	56,123
Total Current Assets	78,732
Fixed Assets	
Furniture, fixtures, and equipment, less Accumulated depreciation of $30,951	-0-
TOTAL ASSETS	$ 78,732

LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities	
Commissions payable	$ 6,385
Accrued expenses	8,586
Total Current Liabilities	14,971
Shareholder's Equity	
Common stock (200 shares authorized, no par value, 100 shares issued and outstanding)	51,000
Paid in capital	43,800
Retained deficit	(31,039)
Total Shareholder's Equity	63,761
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 78,732

See Notes to Financial Statements.

Westco Investment Corp.

Statement of Income
For the Year Ended September 30, 2013

REVENUE	
Commissions	$ 190,227
Interest and dividends	468
Gain on securities	5,052
TOTAL REVENUE	195,747
EXPENSES	
Commissions	45,297
Salaries	66,698
Insurance	13,219
Rent	14,400
General and administrative	973
Depreciation	420
Professional fees	6,500
Dues and subscriptions	8,898
Computer services	2,772
Telephone	397
Payroll taxes	5,823
Pension expense	2,117
Clearing Fees	9,069
Utilities	3,409
Consulting	683
TOTAL EXPENSES	180,675
Income before Provision for Income Taxes	15,072
Provision for Income Taxes	88
NET INCOME	$ 14,984

See Notes to Financial Statements.

Westco Investment Corp.

Statement of Changes in Shareholder's Equity
For the Year Ended September 30, 2013

	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total
Shareholder's Equity October 1, 2012	$ 51,000	$ 43,800	$ (46,023)	$ 48,777
Return of Capital	-0-	-0-	-0-	-0-
Net Income-September 30, 2013	-0-	-0-	14,984	14,984
Shareholder's Equity September 30, 2013	$ 51,000	$ 43,800	$ (31,039)	$ 63,761

See Notes to Financial Statements.

Westco Investment Corp.

Statement of Cash Flows
For the Year Ended September 30, 2013

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 14,984
Adjustments to Reconcile Net Income to Net Cash Used in Operating Activities	
Depreciation	420
Increase in commissions receivable	(6,632)
Increase in commissions payable	3,661
Decrease in accrued expenses	(8,811)
NET CASH PROVIDED BY OPERATIONS	3,622
CASH FLOWS FROM INVESTING ACTIVITIES	
Gain on securities	(15,500)
NET CASH USED IN INVESTING ACTIVITIES	(15,500)
NET DECREASE IN CASH	(11,878)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	17,280
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 5,402
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid for Federal and State corporate taxes	$ 88

See Notes to Financial Statements.

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Westco Investment Corp. (the "Company") began operations in 1986. The Company is a full service broker dealer and a member of the National Association of Securities Dealers (NASD) and the Securities Investors Protection Corporation (SIPC). The Company is located in the State of New York and is licensed to do business in New York.

Cash and Cash Equivalents

For the statement of cash flows, the Company includes cash on deposit and cash on hand with original maturities less than three months to be cash equivalents.

Investments

Investments in marketable securities with readily determinable fair values and all investments in debt securities are reported at their fair value in the statement of financial position. Unrealized gains and losses are included in the change in net assets.

Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment are carried at cost and depreciated on an accelerated method with a useful life of five to seven years.

Certain Significant Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and reported revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Note 2 - INCOME TAXES

The Company has a net operating loss carry forward of $24,928 expiring at various dates through September 30, 2032.

Accounting principles generally accepted in the United States of America require Company management to evaluate tax positions taken by the Company, and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not, wouldn't be sustained upon examination by the applicable authorities. Management has analyzed the tax positions taken by the Company, and has concluded that as of September 30, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset), or disclosures in the financial statements. The Company is subject to routine audits by taking jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income examination for years prior to 2010.

Note 3 - CREDIT RISK

The Company has a substantial portion of its cash located in banks, which are insured for only $250,000 through FDIC insurance. Concentration of a credit risk is inherent, when failure of the bank could result in the Company being able to recoup only a portion of its cash. Although at September 30, 2013, deposits did not exceed the $250,000 FDIC limit, the possibility exists that cash deposits can go above the federally insured limit.

Note 4 - FAIR VALUE MEASUREMENT

The Financial Accounting Standards Board's Accounting Standards Codification ("FASB ASC") defines fair value as the price that would be received upon sale of an asset or paid upon transfer of liability in orderly transaction between market participants at the measurement date and in the principal or most advantageous market for the asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

The FASB ASC specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with the codification under GAAP, the following summarizes the fair value hierarchy:

Level 1 Inputs - Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level 2 Inputs - Inputs, other than the quoted prices in active markets that are observable either directly or indirectly.

Level 3 Inputs - Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurements.

The FASB ASC requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value, measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

	Level 1	Level 2	Level 3	Total
Calamos Growth & Income	$ 13,927	$ -0-	$ -0-	$ 13,927
First Eagle US Value	15,485	-0-	-0-	15,485
iShares Core S & P 500	10,641	-0-	-0-	10,641
Ivy Balanced	15,867	-0-	-0-	15,867
SSN Money Market	203	-0-	-0-	203
	$ 56,123	$ -0-	$ -0-	$ 56,123

Note 5 - FIXED ASSETS

Fixed assets at September 30, 2013, consist of the following:

Furniture fixtures, and equipment	$ 30,951
Less accumulated depreciation	30,951
Book value	$ -0-

Depreciation expense is $420 for the year ended September 30, 2013.

Note 6 - TRANSACTIONS WITH RELATED PARTIES

The Company leases its office space from a related party. There is no lease commitment and rent is paid on a monthly basis.

Westco Investment Corp. shares the same office space with three other related entities. Each entity pays their share of expense based on a percentage of use. These percentages are determined by the actual usage of the space and the employee's time spent working for the entity.

Note 7- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2013, the Company had net capital of $51,260 which was $46,260 in excess of its required net capital of $5,000.

Note 8- SUBSEQUENT EVENTS

Management has evaluated the need for disclosures and/or agreements resulting from subsequent events through November 6, 2013. Based on this evaluation, no adjustments were required to the Financial Statements as of September 30, 2013.

Westco Investment Corp.

Supplemental Information to the Accountants' Audited Report
Computation of Net Capital Pursuant to Uniform
Net Capital Rule 15c3-1
September 30, 2013

CREDITS	
Shareholder's equity	$ 63,761
TOTAL CREDITS	63,761
DEBITS	
Furniture, fixtures, equipment (net accumulated depreciation of $30,951	-0-
Non-allowable receivables	6,866
TOTAL DEBITS	6,866
NET CAPITAL BEFORE HAIRCUTS ON SECURITY POSITIONS	56,895
Less: Haircuts on securities	5,635
NET CAPITAL	51,260
Minimum net capital requirements of the greater of $ 5,000 or 6-2/3% of aggregate indebtedness (Note 7)	5,000
Excess in Net Capital	$ 46,260
Excess Net Capital at 1000% (Net capital - 10% AI)	$ 49,763
Total Aggregate Indebtedness	$ 14,971
Percentage of Aggregate Indebtedness to Net Capital	29%

See Notes to Financial Statements.

Westco Investment Corp.

Supplemental Information to the Accountants' Audited Report
Reconciliation of Computation of Net Capital Rule 15c3-1
Pursuant to Rule 17a-5(d)(4)
September 30, 2013

There are no material differences between the Company's computation of net capital under Rule 15c3-1 and that shown on the schedule below, except for accruals and adjustments listed which resulted during the course of the audit. Such items resulted in the following differences:

Net Capital Per Unaudited Focus Report	$ 51,260
Adjustments to Net Capital	
Accrued expenses	-0-
Other payables	-0-
Net Capital Per Audited Focus Report	$ 51,260

	Unaudited Focus 9/30/13	Audited Focus 9/30/13
Net Capital	$ 51,260	$ 51,260
Minimum Net Capital at 6-2/3% of AI	5,000	5,000
Excess Net Capital	46,260	46,260
Excess Capital at 1000%	49,736	49,736
Total Aggregate Indebtedness (AI)	14,971	14,971
Percentage of AI to Net Capital	29%	29%

See Notes to Financial Statement.

Westco Investment Corp.

Supplemental Information to the Accountants' Audited Report
For the Fiscal Year Ended September 30, 2013

15c3-3 Exemption

The Company has claimed exemption from Rule 15c3-3 based on the fact that all customer transactions are cleared through Securities Service Network, Inc. on a fully disclosed basis. In the opinion of the management of Westco Investment Corp., the conditions of the Company's exemption from Rule 15c3-3 were complied with throughout the year ended September 30, 2013.

See Notes to Financial Statement.

Gallo & Company CPA'S LLP

420 Jericho Turnpike,
Suite 101
Jericho, NY 11753
Tel 516-681-4700
Fax 516-681-4050

Westco Investment Corp.
Additional Information
Report on Internal Control Structure Required by SEC Rule 17a-5
For a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3
September 30, 2013

To the Board of Directors
and Shareholders of
Westco Investment Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Westco Investment Corp. (the "Company") for the year ended September 30, 2013, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2013, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Gallo + Company CPA's LLP

Gallo & Company CPA's LLP
Jericho, New York

November 6, 2013

Gallo & Company CPA'S LLP

420 Jericho Turnpike,
Suite 101
Jericho, NY 11753
Tel 516-681-4700
Fax 516-681-4050

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors and Shareholders of Westco Investment Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year-ended September 30, 2013, which were agreed to by Westco Investment Corp. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Westco Investment Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Westco Investment Corp.'s management is responsible for Westco Investment Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Company's general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year-ended September 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year-ended September 30, 2013 noting no differences; and

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers noting no differences

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. If we had performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Gallo + Company CPA's LLP

Gallo & Company CPA's LLP
Jericho, New York

November 6, 2013